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ORK
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July 1, 2002

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SUPPL

<u>By Hand Delivery</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated June 28, 2002, announcing that SkyTeam is the only alliance to attain antitrust immunity for both trans-Pacific and trans-Atlantic routes.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

PADOCS01/215243.7

AIR FRANCE

Information

Roissy, 28 June 2002

SKYTEAM BECOMES ONLY ALLIANCE TO ATTAIN ANTITRUST IMMUNITY FOR BOTH TRANS-PACIFIC AND TRANS-ATLANTIC ROUTES

ATI Status Improves SkyTeam Service for Passengers Around the World

---

NEW YORK, June 28, 2002 – SkyTeam today became the only global airline alliance with both trans-Pacific and trans-Atlantic antitrust immunity (ATI), following U.S. Department of Transportation (DOT) approval for ATI on trans-Pacific routes. This ATI status allows SkyTeam to expand the alliance's ability to provide its global customers better coordinated travel options and more competitive fares on international flights.

SkyTeam's Asian and U.S. members, Korean Air and Delta Air Lines (which filed on behalf of the alliance's European members Air France, Alitalia and CSA Czech Airlines) jointly filed the ATI application. SkyTeam had previously received DOT approval for trans-Atlantic ATI in January 2002.

"As the only global airline alliance with ATI for routes across both the Atlantic and Pacific Oceans, SkyTeam is able to take our commitment to consistent, exceptional levels of customer service to the next level," said the SkyTeam CEOs in a joint statement. "The DOT's decision to approve our application for trans-Pacific ATI will drive more elaborate collaboration and integration on those routes served by SkyTeam member airlines. Together with SkyTeam's trans-Atlantic ATI, our global presence and unified customer services continue to ensure passenger satisfaction, as well as financial and operational success for our member airlines."

About SkyTeam

SkyTeam is the global airline alliance partnering Aeroméxico, Air France, Alitalia, CSA Czech Airlines, Delta Air Lines and Korean Air. Through one of the world's most extensive hub networks, SkyTeam offers its 228 million annual passengers a worldwide system of approximately 8,000 daily flights covering all major destinations. Visit SkyTeam on the Web at www.skyteam.com.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
WebSite : www.airfrance-finance.com

82-5050

AIR FRANCE

Information

Roissy, 28 June 2002

SKYTEAM BECOMES ONLY ALLIANCE TO ATTAIN ANTITRUST IMMUNITY FOR BOTH TRANS-PACIFIC AND TRANS-ATLANTIC ROUTES

ATI Status Improves SkyTeam Service for Passengers Around the World

---

NEW YORK, June 28, 2002 – SkyTeam today became the only global airline alliance with both trans-Pacific and trans-Atlantic antitrust immunity (ATI), following U.S. Department of Transportation (DOT) approval for ATI on trans-Pacific routes. This ATI status allows SkyTeam to expand the alliance's ability to provide its global customers better coordinated travel options and more competitive fares on international flights.

SkyTeam's Asian and U.S. members, Korean Air and Delta Air Lines (which filed on behalf of the alliance's European members Air France, Alitalia and CSA Czech Airlines) jointly filed the ATI application. SkyTeam had previously received DOT approval for trans-Atlantic ATI in January 2002.

"As the only global airline alliance with ATI for routes across both the Atlantic and Pacific Oceans, SkyTeam is able to take our commitment to consistent, exceptional levels of customer service to the next level," said the SkyTeam CEOs in a joint statement. "The DOT's decision to approve our application for trans-Pacific ATI will drive more elaborate collaboration and integration on those routes served by SkyTeam member airlines. Together with SkyTeam's trans-Atlantic ATI, our global presence and unified customer services continue to ensure passenger satisfaction, as well as financial and operational success for our member airlines."

About SkyTeam

SkyTeam is the global airline alliance partnering Aeroméxico, Air France, Alitalia, CSA Czech Airlines, Delta Air Lines and Korean Air. Through one of the world's most extensive hub networks, SkyTeam offers its 228 million annual passengers a worldwide system of approximately 8,000 daily flights covering all major destinations. Visit SkyTeam on the Web at www.skyteam.com.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

WebSite : www.airfrance-finance.com